SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of October 24, 2002

KLM ROYAL DUTCH AIRLINES
(Translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No    X

APPOINTMENTS KLM ENGINEERING & MAINTENANCE,
KLM GROUND SERVICES AND KLM CARGO

AMSTELVEEN, October 14, 2002 — Mr. F.H. (Daan) Meyer (59), Executive Vice President — Engineering & Maintenance will be retiring from KLM on April 1, 2003. Over the years Mr. Meyer has held a number of positions in Engineering & Maintenance and has also been Director of Operations at Transavia.

January 1, 2003 he will begin the hand over to Mr. A.P.J.M. (Ad) Rutten (51), who is currently Executive Vice President — Ground Services. Mr. Rutten has held this position since 1999. Prior to that he was General Director Benelux at HAYS Logistics and General Manager Airside and Terminal at Amsterdam Airport Schiphol.

Effective January 1, 2003, Mr. F.P. (Frank) de Reij (42) will become Executive Vice President — Ground Services. Mr. de Reij has worked for KLM since 1998 and is currently Senior Vice President — Commercial at KLM Cargo.

His successor is Mr. A.A. (Bram) Gräber (37) who has worked at KLM Cargo for a number of years and is currently Vice President — Business Unit Air Cargo.

KLM'S OPERATING INCOME FOR THE SECOND QUARTER IMPROVES TO EUR 141 MILLION
SECOND QUARTER FINANCIAL PERFORMANCE
REVENUES
OPERATING EXPENSES
FINANCIAL INCOME AND EXPENSE
RESULT OF HOLDINGS
CASH FLOW AND FINANCIAL POSITION
OUTLOOK
UPCOMING EVENTS
SAFE HARBOR CLAUSE
KEY FINANCIAL DATA
CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
CHANGES IN STOCKHOLDERS' EQUITY
NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS
AIRLINE OPERATING DATA
AIRLINE OPERATING DATA
SUMMARY STATISTICS

Royal Dutch Airlines	INTERIM RESULTS

KLM’S OPERATING INCOME FOR THE SECOND QUARTER IMPROVES TO EUR 141 MILLION

AMSTELVEEN, THE NETHERLANDS, OCTOBER 24, 2002 – KLM Group today reports an Operating Income of EUR 141 million for the Second Quarter, ended September 30, 2002, compared to an operating income of EUR 83 million last year, which represents an increase of 70 percent. Net income amounts to EUR 86 million or EUR 1.82 per common share, compared to a net income of EUR 27 million, or EUR 0.56 per common share last year.

This fiscal year’s second quarter operating income was negatively affected by EUR 9 million, relating to the wild cat strike by ground engineers, as well as an additional EUR 10 million depreciation charge on KLM’s Boeing 747-300 fleet. The corresponding period last year was adversely affected by EUR 50 million as a result of the events of September 11, 2001.

KLM continued its conservative capacity policy, with overall capacity in the Second Quarter 2 percent below that of the corresponding period. During the quarter, overall traffic levels increased by 2 percent compared to last year, which resulted in the overall load factor improving by 3.4 percentage points to 80.2 percent. As manageable yields (excluding currency effects) were above last year’s levels, KLM maintained the quality of its operating revenues.

AEA (Association of European Airlines) statistics show that KLM continues to be ranked highest amongst the major hub-and-spoke carriers in Europe with respect to arrival punctuality, which improved by 6 percentage points to 92.0 percent.

Leo van Wijk, President and CEO of KLM, said: ‘Our Second Quarter results again demonstrate our ability to deliver a good set of results under difficult market circumstances. Through effective revenue management we were able to manage the increased pressure on our yields and to improve load factors, which resulted in our unit revenue remaining flat year-on-year. At the same time, we reduced our unit costs by 3 percent. Nevertheless, we remain focused on our cost levels.’

Operating Income for the six-month period ended September 30, 2002 was EUR 182 million, which compares to an Operating Income of EUR 106 million last year. Net Income for this period amounts to EUR 97 million, or EUR 2.05 per common share, and compares to a net income of EUR 46 million, or EUR 0.95 per common share last year.

SECOND QUARTER FINANCIAL PERFORMANCE

REVENUES

KLM Group

An encouraging and improving trend in KLM’s revenues saw Group operating revenues for the Second Quarter decline less than 1 percent to EUR 1,846 million. This decline was less than the 2 percent in the First Quarter.

KLM airline manageable unit revenues per ATK (excluding currency effects) increased by 5 percent, reflecting the combination of a flat year-on-year overall yield development and improved year-on-year load factors.

Passenger Business

Passenger capacity (measured in ASKs) in the Second Quarter was down 3 percent on last year. As passenger traffic was only down 1 percent on last year, load factor improved by 1.8 percentage points to 84.0 percent, with an underlying and more pronounced improvement in intercontinental Business Class load factor. Overall traffic on European routes performed particularly well, in part reflecting the successful implementation of the simplified fare structure during this quarter. KLM’s market shares in the Second Quarter developed positively, whereby market share growth is most evident on African, intra European and North Atlantic routes.

Passenger yields were down 2 percent on last year. However, manageable passenger yields (excluding currency effects) increased 3 percent compared to last year, mainly due to a better class and country mix, illustrating the continued success of KLM’s effective revenue management system. Passenger traffic revenues, EUR 1,199 million in the Second Quarter, were 3 percent lower than last year.

On the North Atlantic routes, the KLM and Northwest Airlines joint venture capacity was down 9 percent on last year. As traffic was only 5 percent lower compared to last year, load factor increased by 4 percentage points to 86.0 percent. The positive yield development continued in the Second Quarter.

Cargo Business

KLM Cargo’s operating revenues in the Second Quarter, EUR 245 million, were up 3 percent on last year, driven by a recovery in the air cargo market, which is reflected in traffic growth at KLM Cargo. Cargo traffic (measured in RTFKs) increased by 7 percent compared to last year. As cargo capacity (measured in ATFKs) was 1 percent below last year’s, cargo load factor increased by 5.5 percentage points to 71.4 percent. Cargo yields were 4 percent lower than last year. Manageable cargo yields (excluding currency effects), however, increased by 1 percent. In particular traffic on Asia Pacific and on African routes reported levels well above last year, while traffic on North Atlantic routes reported lower levels, mainly due to lower traffic originating from the USA.

Engineering & Maintenance Business

KLM Engineering & Maintenance revenues of EUR 226 million, were 1 percent lower than last year. A decline in the revenues attributable to KLM business was successfully offset by an increase in third party business. This success emphasizes Engineering & Maintenance’s capacity to react to changing operating conditions.

Leisure and Low Cost Businesses

The Dutch leisure market seems to have recovered from the effects of September 11, 2001, resulting in volume increases in both charter and scheduled services. Yields and load factors developed in line with our expectations, allowing Transavia’s Second Quarter operating revenues (including BASIQ AIR) to improve in comparison to the corresponding period.

In the Second Quarter, buzz increased its network capacity (measured in sectors flown) by 20 percent compared to last year, which reflects the start up of high frequency, short distance routes focused on the French market. As in the previous quarter, buzz reported a significant year-on-year increase in passenger numbers in the Second Quarter. In August buzz announced a lease agreement for six 737-300 aircraft, which will replace part of its BAe 146 fleet.

OPERATING EXPENSES

Group operating expenses decreased by EUR 69 million, or 4 percent. KLM airline manageable unit costs (excluding currency and fuel price effects) increased by 1 percent compared to the corresponding period.

Fuel cost development

Fuel costs decreased by 18 percent, which reflects the mixed impact of lower capacity levels, lower prices for jet fuel and a lower USD exchange rate. KLM has increased its hedging position on jet fuel for the remainder of this fiscal year, achieving full protection if prices were to escalate.

Depreciation of KLM’s Boeing 747-300 fleet

Considering the current market price levels for Boeing 747-300 aircraft and the expected timing of the retirement, KLM has decided to accelerate the depreciation on its Boeing 747-300 fleet until the phase-out of this subtype has been completed. Second Quarter depreciation therefore includes an additional depreciation charge of EUR 10 million. The accelerated depreciation is expected to have an effect of approximately EUR 10 million in the each of the next eight quarters.

FINANCIAL INCOME AND EXPENSE

Financial Income and Expense improved by EUR 22 million versus previous year, primarily due to favourable revaluation of financial instruments (derivatives), as a result of rate of exchange differences in accordance with SFAS 133.

RESULT OF HOLDINGS

Result of Holdings improved by EUR 13 million, mainly because last year’s figure included a provision of EUR 8 million.

CASH FLOW AND FINANCIAL POSITION

Cash flow and cash position

Second Quarter’s cash flow from operating activities was EUR 253 million. Net investments amounted to EUR 124 million. This relates to advance payments on previously announced new fleet purchases. Free cash flow in the Second Quarter amounted to EUR 129 million.

KLM’s overall liquidity position remains robust, amounting to EUR 1,290 million as at September 30, 2002. Of this amount EUR 958 million are Cash and marketable securities and EUR 332 million relate to Triple A bonds and long term deposits, largely shown under financial fixed assets. The interest coverage ratio improved to 7.2.

Financial position

During the first six months of Fiscal Year 2002/03, KLM’s net-debt position decreased by EUR 47 million to EUR 2,561 million at September 30, 2002. Group equity increased by EUR 44 million to EUR 2,036 million. KLM’s financial gearing (net-debt as a percentage of group equity) improved in line with our expectations from 131 percent at March 31, 2002 to 126 percent at September 30, 2002.

OUTLOOK

KLM confirms its expectation of reporting a positive operating income for the current fiscal year due to a continued focus on cost and despite a planned higher depreciation charge and lower pension surplus refunds than in the prior year.

Operating conditions will remain difficult given the unstable economic and geo-political environment.

This makes it unlikely that a positive net income will be achievable for the current fiscal year.

This report is unaudited.

Amstelveen, October 24, 2002	The Board of Managing Directors

UPCOMING EVENTS

Analyst Conference Call on Second Quarter Results

A Conference Call will be held on Thursday, October 24, 2002 from 04:00 pm until 05:00 pm CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will be accessible via live audio webcast on the KLM Investor Relations website at http://investorrelations.klm.com, under the link multimedia presentations.

KLM Investor Day

On October 30, 2002 KLM will host an Investor Day. Details on the program and how to access the live audio webcast facility are listed on KLM’s Investor Relations website: http://investorrelations.klm.com, under the link multimedia presentations.

SAFE HARBOR CLAUSE

Statements in this news release contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Act of 1934, as amended, which are based on current expectations, estimates, forecasts and projections about future events. All forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict, and actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Such risks and uncertainties include, among others, the future level of air travel demand, the Company’s future load factors and yields, the many effects on the Company and the airline industry from the terrorist attacks on the United States on September 11, 2001, including the adverse impact on general economic conditions, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the price and availability of jet fuel and the possibility of additional terrorist activity or the fear of such activity. For additional information regarding factors that may affect future results, please see the Company’s filings with the United States Securities and Exchange Commission. These documents will be filed at the end of June 2002 and include, but are not limited to, the Company’s Form 20-F for the year ended March 31, 2002. We undertake no obligation to update any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

NOTE TO THE EDITORS: Financial and Statistical Data can be found at <<http://investorrelations.klm.com>>. For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended		Six months ended
	September 30		September 30
	2002	2001	2002	2001

	(in millions of euros)
Operating revenues	1,846	1,857	3,532	3,569
Operating expenses before depreciation and		—
long term rentals	1,525	1,589	3,005	3,093

EBITDAR	321	268	527	476
Depreciation and long term rentals	180	185	345	370

Operating income	141	83	182	106
EBITDAR as a % of operating revenues	17.4	14.4	14.9	13.3
Operating income as a % of operating revenues	7.6	4.5	5.2	3.0
Pretax income	124	36	141	60
Net income	86	27	97	46
Per common share (EPS)*	1.82	0.56	2.05	0.95
Cash flow from operating activities	253	256	454	403
Cash flow from investing activities	(124)	17	(404)	(122)
Free cash flow	129	273	50	281
Interest coverage ratio	7.2	1.6	4.0	1.9
Number of Staff KLM Group**
- permanent	31,613	31,718	31,557	31,607
- temporary	1,575	2,030	1,518	1,916
- agency staff	1,743	2,059	1,574	1,992

	34,931	35,807	34,649	35,515

	September 30, 2002	March 31, 2002

Stockholders’ equity (in millions of euros)	2,036	1,992
Per common share*	43.63	42.61
Average number of common shares outstanding (fully diluted)	46,809,699	46,809,699
Net debt-to-equity ratio (%)	126	131
Cash Position
Cash and marketable securities	958	1,029
Triple A bonds and long term deposits	332	354

	1,290	1,383

*	After taking other rights to a share in net income and equity into account
**	Average full-time equivalents

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended		Six months ended
	September 30		September 30
	2002	2001	2002	2001

	(in millions of euros)
Operating revenues	1,846	1,857	3,532	3,569
Operating expenses	1,705	1,774	3,350	3,463

Operating income	141	83	182	106
Financial income and expense	(20)	(42)	(47)	(66)
Results on sale of assets	(1)	—	(2)	11
Results of holdings	4	(9)	6	(14)
Results on sale of holdings	—	4	2	23

Pretax income	124	36	141	60
Taxes	(38)	(9)	(44)	(14)

Net income	86	27	97	46

Attributable to preferred stock dividends	1	1	1	1
Attributable to common stockholders	85	26	96	45

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended		Six months ended
	September 30		September 30
	2002	2001	2002	2001

	(in millions of euros)
Net income	86	27	97	46
Depreciation	125	119	242	236
Changes in provisions	37	(8)	42	5
Changes in operating working capital	10	98	93	133
Results of holdings	(4)	9	(6)	14
Results on sale of holdings	—	(4)	(2)	(23)
Other changes	(1)	15	(12)	(8)

Cash flow from operating activities	253	256	454	403
Net capital expenditures on intangible fixed assets	(5)	(1)	(16)	(5)
Net capital expenditures on tangible fixed assets	(114)	(21)	(375)	(182)
Net capital changes in holdings	(5)	39	(13)	65

Cash flow from investing activities	(124)	17	(404)	(122)
Free cash flow	129	273	50	281
Cash flow from financing activities	(166)	(23)	(121)	(27)

Changes in cash and marketable securities	(37)	250	(71)	254

Net capital expenditures on tangible fixed assets for the six months ended September 30, 2002 include the purchase of one Boeing 747-400 (final payment), down payments on Boeing 747-400ER freighters and Boeing 777-200’s.

CONSOLIDATED BALANCE SHEET

	September 30, 2002	March 31, 2002

	(in millions of euros)
Fixed assets
Intangible fixed assets	64	56
Tangible fixed assets	5,228	5,104
Financial fixed assets	1,290	1,364

	6,582	6,524
Current assets
Operating supplies	254	257
Accounts receivable	1,191	1,233
Cash and marketable securities	958	1,029

	2,403	2,519
Current liabilities	2,161	2,092

Current assets less current liabilities	242	427

Assets less current liabilities	6,824	6,951

Long-term debt
Subordinated perpetual debt	592	591
Other long-term debt	3,597	3,826

	4,189	4,417
Provisions	313	277
Deferred credits	286	265
Group equity	2,036	1,992

	6,824	6,951

CHANGES IN STOCKHOLDERS' EQUITY

	2002	2001

	(in millions of euros)
Balance at March 31	1,992	2,061
Changes in accounting policies	—	71
Distribution 2001/02 to shareholders	(11)	—
Allocation from net income	97	46
Exchange rate differences/other	(42)	(45)

Balance at September 30	2,036	2,133

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

Operating revenues

	Three months ended			Six months ended
	September 30			September 30
	2002	2001	%Change	2002	2001	%Change

	(in millions of euros)
Traffic revenues:
Passenger*	1,199	1,231	(3)	2,295	2,348	(2)
Cargo	245	239	3	496	489	1
Leisure/low cost**	207	203	2	370	369	0

Total traffic revenues	1,651	1,673	(1)	3,161	3,206	(1)
Engineering & Maintenance revenues	226	229	(1)	453	459	(1)
Other revenues	108	106	2	227	206	10
Elimination internal revenues	(139)	(151)	n.m	(309)	(302)	n.m

Total operating revenues	1,846	1,857	(1)	3,532	3,569	(1)

Operating expenses

	Three months ended			Six months ended
	September 30			September 30
	2002	2001	%Change	2002	2001	%Change

	(in millions of euros)
Salaries and benefits	471	441	7	938	860	9
Hired personnel	28	37	(24)	52	69	(25)

Labour costs	499	478	4	990	929	7
Materials and consumables	119	104	14	235	238	(1)
Commercial costs	139	136	2	269	269	0
Landing fees and navigation charges	145	146	(1)	282	284	(1)
Third-party handling costs	55	59	(7)	119	118	1
Work by third parties	136	127	7	256	255	0
Housing, vehicles and Inventories	36	40	(10)	77	79	(3)
Commercial cooperation	34	43	(21)	55	74	(26)
Ad hoc aircraft -/ truck rentals	25	41	(39)	54	82	(34)
Other operating expenses	104	132	(21)	214	213	0

	1,292	1,306	(1)	2,551	2,541	0
Aircraft fuel	233	283	(18)	454	552	(18)

Operating expenses before depreciation and long term rentals	1,525	1,589	(4)	3,005	3,093	(3)
Depreciation	125	119	5	242	236	3
Operational aircraft lease expenses	47	59	(20)	87	119	(27)
Long term property rentals	8	7	14	16	15	6

Depreciation and long term rentals	180	185	(3)	345	370	(7)
Total operating expenses	1,705	1,774	(4)	3,350	3,463	(3)

•	Salaries and benefits showed a year-on-year increase of 7%, which is the effect of general wage increases, lower surplus refunds from KLM’s pension funds and higher pre-pension charges. Including cost of hired personnel, overall labour costs increased by 4%.
•	Fuel costs decreased by 18% compared to prior-year, reflecting the mixed impact of lower capacity levels, lower prices for jet fuel and a lower USD rate.
•	Costs of materials and consumables increased since previous year’s figures included incidental adjustments in the valuation of operating supplies.
•	Ad hoc and short-term aircraft/truck rentals and operational aircraft lease expenses decreased significantly as a result of the insourcing of capacity from regional partners and Martinair.

*	KLM, KLM Cityhopper and KLM uk (excluding buzz)
**	Transavia (including BASIQ AIR) and buzz

AIRLINE OPERATING DATA

	Three months ended September 30			Six months ended September 30

	2002	2001	%Change	2002	2001	%Change

KLM*
Traffic (in millions of RTKs)	2,645	2,592	2	5,102	5,155	(1)
Capacity (in millions of ATKs)	3,300	3,374	(2)	6,438	6,742	(5)
Load factor (%)	80.2	76.8		79.2	76.5
Break-even load factor (%)	74.8	74.0		76.1	74.8
Yield per RTK (in cents)	54.4	56.8	(4)	54.6	55.1	(1)
Excluding currency effects			1			2
Unit revenues per ATK (in cents)	43.7	43.7	0	43.3	42.1	3
Excluding currency effects			5			6
Unit costs per ATK (in cents)	40.7	42.0	(3)	41.6	41.2	1
Excluding fuel price effects			(2)			2
Excluding currency effects			1			3
Excluding fuel price and currency effects			1			4
Margin per ATK (in cents)	3.0	1.7		1.7	0.9

Passenger Business
Traffic (in millions of RPKs)	16,331	16,467	(1)	30,657	32,091	(4)
Capacity (in millions of ASKs)	19,448	20,025	(3)	37,489	39,731	(6)
Passenger load factor (%)	84.0	82.2		81.8	80.8
Yield per RPK (in cents)	7.3	7.5	(2)	7.5	7.3	2
Excluding currency effects			3			5
Unit revenues per ASK (in cents)	6.2	6.2	0	6.1	5.9	3
Excluding currency effects			5			6

Cargo Business
Traffic (in millions of RTFKs)	1,025	958	7	2,051	1,958	5
Capacity (in millions of ATFKs)	1,435	1,453	(1)	2,865	2,947	(3)
Cargo load factor (%)	71.4	65.9		71.6	66.4
Yield per RTFK (in cents)	23.8	24.9	(4)	24.1	25.0	(3)
Excluding currency effects			1			0
Unit revenues per ATFK (in cents)	17.0	16.4	4	17.2	16.6	4
Excluding currency effects			9			8

KLM Group**
Traffic (in millions of RPKs)	19,818	19,448	2	36,774	37,648	(2)
Capacity (in millions of ASKs)	23,970	24,215	(1)	45,554	47,471	(4)
Passenger load factor	82.7	80.3		80.7	79.3

*	Operating data of KLM, KLM Cityhopper and KLM uk (excluding buzz); prior-year figures have been restated for comparative purposes; unit revenues and unit costs before joint venture settlements.
**	KLM Group: KLM, KLM Cityhopper, KLM uk (including buzz) and Transavia (including BASIQ AIR).

AIRLINE OPERATING DATA
Traffic and capacity figures by route area*

Three months ended September 30	Traffic (RTK)		Capacity (ATK)		Load factor (%)
		%		%
	2002	growth	2002	growth	2002	2001

	(in millions of euros)
Asia Pacific	862	5	985	(2)	87.5	81.3
North Atlantic	654	(8)	800	(11)	81.8	79.1
Central and South Atlantic	338	(4)	467	(1)	72.3	74.4
Europe	293	17	410	7	71.4	65.1
Africa	291	21	366	17	79.6	77.5
Middle East / South Asia	207	(6)	272	(10)	76.1	72.9
Total KLM	2,645	2	3,300	(2)	80.2	76.8

Six months ended September 30	Traffic (RTK)		Capacity (ATK)		Load factor (%)
		%		%
	2002	growth	2002	growth	2002	2001

	(in millions of euros)
Asia Pacific	1,696	4	1,968	(4)	86.1	79.6
North Atlantic	1,259	(14)	1,541	(16)	81.7	80.4
Central and South Atlantic	635	(4)	898	(1)	70.8	72.6
Europe	564	12	800	5	70.5	66.3
Africa	547	20	695	16	78.7	76.6
Middle East / South Asia	401	(6)	536	(10)	74.9	71.7
Total KLM	5,102	(1)	6,438	(5)	79.2	76.5

SUMMARY STATISTICS
(Six months ended September 30, 2002 compared to last year)

*	KLM, KLM Cityhopper and KLM uk (excluding buzz), prior-year figures have been restated for comparative purposes
**	Operating income as a percentage of operating revenues (group)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 24, 2002	By /s/ L.M. van Wijk Name: L.M. van Wijk Title: President & CEO

By /s/ A.R. de Jong Name: A.R. de Jong Title: EVP Corporate Control